Exhibit 99.(a)(3)

FOR IMMEDIATE RELEASE

WAIVER OF MINIMUM TENDER CONDITION AND EXTENSION OF THE

TENDER OFFER FOR SECURITIES OF MAXCOM

Mexico City, Mexico, March 28,  2013 — Ventura Capital Privado S.A. de C.V. (“Ventura”), on behalf of Trust Number 1387 (the “Trust” and, collectively with Ventura, Javier Molinar Horcasitas and Enrique Castillo Sanchez Mejorada, the “Purchaser”), today announced that the Purchaser has waived the minimum tender condition (“Minimum Tender Condition”) and extended the expiration date of its tender offer to purchase (i) all of the outstanding Series A Common Stock, without par value (the “Shares”) of Maxcom Telecomunicaciones, S.A.B. de C.V. (“Maxcom”), (ii) all of the outstanding Ordinary Participation Certificates (“CPOs”) of Maxcom, and (iii) all of the outstanding American Depository Shares (“ADSs,” and collectively with the Shares and CPOs, the “Securities”) of Maxcom, in each case held by persons who are not Mexican residents (the “tender offer” or “U.S. Offer”). In Mexico (the “Mexican Offer,” and collectively with the U.S. Offer, the “Equity Tender Offer”), Purchaser is offering to purchase all of the outstanding Shares and CPOs of Maxcom. The Mexican Offer is being made on substantially the same terms and at the same prices as the U.S. Offer.

Pursuant to Purchaser’s waiver of the Minimum Tender Condition, the tender offer is no longer conditioned upon the tender of more than 50% of all of the outstanding fully diluted Shares on the expiration date. In addition, the tender offer, which was previously scheduled to expire at 12:00 midnight, New York time, on March 27, 2013, will now expire at 12:00 midnight, New York City time, on April 10, 2013, unless further extended in accordance with the terms of the tender offer.  The closing of the tender offer will occur on April 15, 2013. Except for the waiver of the Minimum Tender Condition and the extension of the expiration date, all other terms and conditions of the tender offer remain the same.

While the Purchaser may close the Equity Tender Offer with a minority position in Maxcom, the Purchaser does not have any plans to complete a back-end merger to acquire the balance of the Securities. In addition, the Purchaser has no plans to effect a short-form merger and squeeze out the remaining security holders. However, as previously disclosed, if the tender offer is consummated, Purchaser will make a capital contribution of US$45,000,000 to Maxcom. Purchaser retains the right, in its sole discretion, to make additional capital contributions to Maxcom. In the event that Purchaser makes any capital contribution as a result of a capital increase agreed to by Maxcom, and the other security holders of Maxcom do not match such capital contribution proportionally to their current equity interests in Maxcom, such security holders may have their equity interest diluted.

In addition, in the event of consummation of the tender offer, as previously disclosed, Purchaser intends to cause Maxcom to delist the ADSs from The New York Stock Exchange, which will result in the de-registration of the ADSs and the underlying CPOs.

The depositary for the Equity Tender Offer has advised the Purchaser in connection with the Equity Tender Offer that as of 5:00 p.m., New York City time, on March 27, 2013, approximately 354,699,991 of Maxcom’s Series A Common Stock, or 44.89% of the total outstanding Series A Common Stock, had been validly tendered and not withdrawn in the Equity Tender Offer.

Additional Information and Where to Find It

This communication is neither an offer to purchase nor a solicitation of an offer to sell any Securities. This communication is for informational purpose only. The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of Securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The Purchaser has filed a tender offer statement on Schedule TO-T, as amended, including an offer to purchase, a letter of transmittal and related documents, with the Securities and Exchange Commission (“SEC”). The offer to purchase the Securities is only being made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such tender offer statement. Security holders should read those materials carefully because they contain important information, including the various terms and conditions of the tender offer.  Security holders of Maxcom may obtain a free copy of these documents and other documents filed by the Trust and Maxcom with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders may obtain a free copy of these documents from the Purchaser by contacting Georgeson Inc., the Information Agent for the tender offer, at (866) 729-6818 or by contacting Maxcom’s Investor Relations department at (52 55) 4770-1170.